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RICHARD HOROWITZ +1 212 698 3525 +1 212 698 0452

November 1, 2016
Elisabeth Bentzinger, Esq.
Staff Attorney
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0504

Re:	Ramius Archview Credit and Distressed Fund
File Nos. 333-204148 and 811-23056
Dear Ms. Bentzinger:
On behalf of Ramius Archview Credit and Distressed Fund (the “Fund”), a closed-end management investment company, electronically transmitted for filing is Post-Effective Amendment No. 2 to the Fund’s registration statement on Form N-2 under the Investment Company Act of 1940, as amended (the “1940 Act”). The purpose of this filing is to respond to comments you provided telephonically to Matthew Kerfoot of Dechert LLP on August 4, 2016 and September 21, 2016 with respect to the Fund’s Post-Effective Amendment No. 1 filed on Form N-2 on June 20, 2016. The Fund has considered your comments and has authorized us to make the responses and changes discussed below to the registration statement on its behalf.

On behalf of the Fund, set forth below are the Securities and Exchange Commission (“SEC”) staff’s ("Staff") comments along with our responses to or any supplemental explanations of such comments, as requested. Capitalized terms have the meanings attributed to such terms in the post-effective amendment.
AUGUST 4, 2016 COMMENTS
PROSPECTUS
Cover pages
Comment 1.In the sentence “[t]he Distributor may enter into selected dealer agreements with various brokers and dealers (“Selling Agents”), some of which are affiliates of the Fund’s investment adviser, that have agreed to participate in the distribution of the Shares,” please clarify that the Selling Agents will only sell Class A Shares.

Elisabeth Bentzinger, Esq. November 1, 2016 Page 2

Response 1.	The registration statement has been revised accordingly.
Comment 2.    Following the sentence “[i]nvestments in Class A Shares may be subject to a sales load of up to 3.00% of the investment amount,” please also disclose that Class A Shares are subject to a distribution and servicing fee assessed to compensate the Selling Agents.

Response 2.	The registration statement has been revised accordingly.
Comment 3.    Please confirm that the cross-reference in the section containing the sentences referenced in Comment 1 and Comment 2 above is accurate. The Staff notes that “Purchases of Shares” would also be an appropriate cross-reference.
Response 3.    The section has been revised to include “Purchases of Shares” as an additional cross-reference.
Comment 4.    Please revise the sentence “[t]he Fund intends to invest at least 80% of its assets (plus borrowings for investment purposes) in securities of leveraged or financially distressed companies, including debt and equity securities, loans, trade claims (direct obligations or claims against companies in bankruptcy), and derivative instruments referencing such companies” to state that the Fund does or will invest at least 80% of its assets (plus borrowings for investment purposes) in such investments.
Response 4.    The registration statement has been revised to state that the Fund will invest at least 80% of its assets (plus borrowings for investment purposes) in such investments.
Comment 5.    Please define “Loss Recovery Account” at first use.

Response 5.	The registration statement has been revised accordingly.
Comment 6.    In connection with the sentence “[t]he Distributor and/or any Selling Agent may impose additional eligibility requirements for investors who purchase Shares through the Distributor or such Selling Agent,” please clarify that Class A Shares may be purchased only by opening a brokerage account with the Distributor or a Selling Agent.

Response 6.	The registration statement has been revised accordingly.

Elisabeth Bentzinger, Esq. November 1, 2016 Page 3

Comment 7.    Also in connection with the sentence referenced in Comment 6 above, please clarify upon which class(es) of Shares the Distributor and the Selling Agents can impose additional eligibility requirements.

Response 7.	The registration statement has been revised accordingly.
Comment 8.    Please revise the sentence “[i]nvestors may only purchase Class I Shares through the Distributor or through a registered investment adviser (a “RIA”) that has entered into an arrangement with the Distributor for such RIA to offer Class I Shares in conjunction with a “wrap” fee, asset allocation or other managed asset program sponsored by such RIA” to state that investors may only purchase Class I Shares from the Distributor or through such RIA.

Response 8.	The registration statement has been revised accordingly.
Prospectus Summary – Fees and Expenses
Comment 9.    Please explain the appropriateness of the GAAP treatment of Ramius Archview Credit and Distressed Feeder Fund’s (the “Feeder Fund”) offering costs following the merger of the Fund and the Feeder Fund.
Response 9.    The Adviser has agreed to bear the portion of the Feeder Fund’s offering costs that remains unamortized as of the date the Fund offers Class A Shares. The registration statement has been revised accordingly.
Comment 10.    Please supplementally confirm whether the Feeder Fund’s shareholders will receive a proxy statement in connection with the liquidation of the Feeder Fund.
Response 10.    The Feeder Fund’s prospectus disclosed to investors the intention to liquidate the Feeder Fund upon the Fund’s receipt of multi-class exemptive relief. We do not, therefore, intend to send Feeder Fund shareholders a proxy statement in respect of the liquidation of the Feeder Fund.
Prospectus Summary – Expense Limitation Agreement
Comment 11.    Please revise the disclosure to clarify that the recapture provision is limited to the lesser of (i) the expense cap in effect at the time of waiver or (ii) the expense cap in effect at the time of recapture.

Response 11.	The registration statement has been revised accordingly.
Prospectus Summary – Eligible Investors

Elisabeth Bentzinger, Esq. November 1, 2016 Page 4

Comment 12.    Please revise the sentence “[i]nvestors may only purchase their shares through the Distributor or through a registered investment adviser (“RIA”) that has entered into an arrangement with the Distributor to offer Shares pursuant to a “wrap” fee, asset allocation, or other managed asset program” to state that investors may only purchase Class I Shares from the Distributor or through such RIA.

Response 12.	The registration statement has been revised accordingly.
Prospectus Summary – Investor Suitability
Comment 13.    Please remove the statement “the Fund will not begin to conduct repurchase offers until six months after commencement of operations” given that the Fund commenced operations more than six months ago.

Response 13.	The registration statement has been revised accordingly.
Prospectus Summary – Risk Factors
Comment 14.    Please disclose that the Fund’s investments in bank loans may not be securities and, therefore, may not have the protections afforded by the federal securities laws

Response 14.	The registration statement has been revised accordingly.
Summary of Fees and Expenses
Comment 15.    The Staff notes that the registration statement states that “[t]o invest in Class A Shares of the Fund, a prospective investor must open a brokerage account with a Selling Agent or the Distributor.” Please provide comparable disclosure for Class I Shares.

Response 15.	The registration statement has been revised accordingly.
Comment 16.    Please disclose that the “Example” table for Class A Shares includes the servicing fee and maximum sales load.
Response 16.    The registration statement has been revised accordingly.
Comment 17.    Please confirm that the cross-references in footnote 1 are accurate.

Elisabeth Bentzinger, Esq. November 1, 2016 Page 5

Response 17.    The footnote has been revised to include “Purchases of Shares” as an additional cross-reference.
Comment 18.    Please revise the numbering in footnote 7.
Response 18.    The registration statement has been revised accordingly.
Use of Proceeds
Comment 19.    Please revise the sentence “[u]nder normal market circumstances, the proceeds from the sale of Shares, net of the Fund's fees and expenses, are invested by the Fund to pursue its investment program and objectives as soon as practicable (but not in excess of six months), consistent with market conditions and the availability of suitable investments, after receipt of such proceeds by the Fund” to clarify that the proceeds from the sale of Class A Shares are invested by the Fund net of any sales load to pursue its investment program and investments.
Response 19.    The registration statement has been revised accordingly.
Comment 20.    Please review and revise the disclosure regarding use of proceeds pursuant to prior SEC guidance (See Guide 1. Use of Proceeds, SEC Release No. 33-6967).
Response 20.    We have reviewed the disclosure and the registration statement has been revised for consistency with Guide 1. Use of Proceeds, SEC Release No. 33-6967.
Financial Highlights
Comment 21.    The Staff notes that the registration statement currently states that “[t]he Fund does not yet have six months of operations as of the date of this Prospectus and therefore does not have a financial history.” Given that the Fund commenced operations more than six months ago, please revise the disclosure and include the appropriate financial statements.
Response 21.    The registration statement has been revised accordingly.
Types of Investments and Related Risks
Comment 22.    Please review the risk disclosure in light of current market conditions and revise/update the disclosure pursuant to recent SEC guidance (See Fund Disclosure Reflecting Risks Related to Current Market Conditions, March 2016, Guidance Update 2016-02).

Elisabeth Bentzinger, Esq. November 1, 2016 Page 6

Response 22.    We have reviewed the risk disclosure in light of Guidance Update 2016-02, and believe the current risk disclosure is appropriate.
Comment 23.    Please supplementally confirm that the Fund will not invest in contingent convertible securities.
Response 23.    Although we do not currently expect that the Fund will invest directly in contingent convertible securities, it is possible the Fund will receive such securities in a restructuring or workout of senior debt or other securities in an issuer’s capital structure. Accordingly, we have revised the registration statement to include risk disclosure regarding these instruments.
Comment 24.    Please update the “Financial market fluctuations” risk disclosure.
Response 24.    The registration statement has been revised accordingly.
Purchases of Shares
Comment 25.    Please supplementally confirm that the phrase “minimum investment waiver” is correct in the following sentence: “To receive a sales charge or minimum investment waiver in conjunction with any of the above categories, an investor must, at the time of purchase, give the Distributor sufficient information to permit the Distributor to confirm that the investor qualifies for such a waiver.”
Response 25.    We hereby confirm that the phrase “minimum investment waiver” is correct.
Comment 26.    Please revise the sentence “[i]nvestors may only purchase their shares through the Distributor or through an RIA that has entered into an arrangement with the Distributor to offer Shares pursuant to a “wrap” fee, asset allocation, or other managed asset program” to clarify that the sentence relates to Class I Shares.
Response 26.    The registration statement has been revised accordingly.
Plan of Distribution
Comment 27.    In connection with the sentence “Class I Shares may be purchased from the Distributor through a RIA that has entered into an arrangement with the Distributor for such RIA to offer Shares in conjunction with a “wrap” fee, asset allocation or other managed asset program sponsored by such RIA,” please state that Class A Shares may only be purchased through a broker.
Response 27.    The registration statement has been revised accordingly.

Elisabeth Bentzinger, Esq. November 1, 2016 Page 7

Comment 28.    Please clarify whether Class A Shares are available in certificated form.
Response 28.    The registration statement has been revised accordingly.
Comment 29.    Please remove the following sentence: “The Fund will not pay any fee to the Distributor with respect to the distribution of the Shares.”
Response 29.    The registration statement has been revised to state that the Fund will not pay any fee to the Distributor with respect to the distribution of the Class I Shares.
Comment 30.    Please reverse footnotes 2 and 3 in the table summarizing the distribution-related compensation structure.
Response 30.    The footnotes have been reversed accordingly.
Comment 31.    In the table summarizing the distribution-related compensation structure, please clarify that the fee connected to the Distribution Services Agreement between the Adviser and the Distributor is paid by the Adviser from the Adviser’s own resources and is not paid by the Fund.
Response 31.    The table has been revised accordingly.
Appendix A
Comment 32.    Please confirm supplementally that there are no other accounts managed by the Sub-Adviser that are substantially similar to the Fund.
Response 32.    We hereby confirm that there are no other accounts managed by the Sub-Adviser that are substantially similar to the Fund.
Comment 33.    Please include performance data for the Archview ERISA Master Fund Ltd.
Response 33.    We have included the performance of the Archview ERISA Master Fund Ltd.

Elisabeth Bentzinger, Esq. November 1, 2016 Page 8

STATEMENT OF ADDITIONAL INFORMATION
Management of the Fund
Comment 34.    Please disclose whether the Trustees and Officers of the Fund, as a group, owned less than 1% of the outstanding Shares of the Fund as of a date no more than thirty days prior to the date of filing Post-Effective Amendment No. 2.
Response 34.    The registration statement has been revised accordingly.
Control Persons and Principal Holders of Securities
Comment 35.    Please disclose the Fund’s control persons as of a date no more than thirty days prior to the date of filing Post-Effective Amendment No. 2.
Response 35.    The registration statement has been revised accordingly.
Financial Statements
Comment 36.    Please include audited seed financials in Post-Effective Amendment No. 2. If Post-Effective Amendment No. 2 is filed after August 30, 2016, please include financial statements from the Fund’s semi-annual shareholder report.
Response 36.    The registration statement has been revised to incorporate by reference the audited seed financials and the unaudited financial statements from the Fund’s semi-annual shareholder report.
GENERAL
Comment 37.    Please include disclosure regarding the Fund’s 12b-1 plan.
Response 37.    The registration statement has been revised accordingly.
Comment 38.    Please include a consent of counsel as an exhibit to Post-Effective Amendment No. 2.
Response 38.    We have included a consent of counsel as an exhibit to Post-Effective Amendment No. 2.
Comment 39.    Please include a consent of the independent auditor as an exhibit to Post-Effective Amendment No. 2.

Elisabeth Bentzinger, Esq. November 1, 2016 Page 9

Response 39.    We have included the consent of PricewaterhouseCoopers LLP, the Fund's independent auditor.

SEPTEMBER 21, 2016 COMMENTS
PROSPECTUS
Cover - Eligible Investors
Comment 40.    Please supplementally explain why a “qualified client” must have a net worth of more than $2,100,000.

Response 40.
On June 14, 2016, the SEC issued an “Order Approving Adjustment for Inflation of the Dollar Amount Tests in Rule 205-3 under the Investment Advisers Act of 1940,” under which the dollar amount threshold increased from $2,000,000 to $2,100,000 effective August 15, 2016. See https://www.sec.gov/rules/other/2016/ia-4421.pdf.

Comment 41.    Please supplementally confirm that the following statement is accurate: “Investors may only purchase Class I Shares from the Distributor or through a registered investment adviser (a “RIA”) that has entered into an arrangement with the Distributor for such RIA to offer Class I Shares in conjunction with a “wrap” fee, asset allocation or other managed asset program sponsored by such RIA.”

Response 41.	We hereby confirm that the above statement is accurate.
Prospectus Summary - Fees and Expenses
Comment 42.    Please note that the Staff may have additional comments regarding your view as to the appropriateness of the GAAP treatment of the Feeder Fund’s offering costs following the merger of the Fund and the Feeder Fund.
Response 42.    We respectfully acknowledge your comment.
Prospectus Summary - Summary of Fees and Expenses
Comment 43.    In the introduction to the fee table, please include disclosure relating to the costs associated with investing in Class I Shares in conjunction with a “wrap” fee, asset allocation or other managed asset

Elisabeth Bentzinger, Esq. November 1, 2016 Page 10

program sponsored by an RIA. Please also provide contact information for prospective Class I investors who require more information about such costs.
Response 43.    The registration statement has been revised accordingly.
Use of Proceeds
Comment 44.    Please disclose the reason why proceeds from the sale of Shares may be invested by the Fund to pursue its investment program and objectives after a period of more than three months.
Response 44.    The registration statement has been revised accordingly.
Financial Highlights
Comment 45.    Please incorporate by reference the Fund’s audited seed financials into the registration statement. Please also file as an exhibit the auditor’s consent in connection with the audited seed financials.
Response 45.    The registration statement has been revised accordingly.
Types of Investments and Related Risks - Contingent Convertible Securities
Comment 46.    Please clarify that contingent convertible securities are below investment grade. Please also include a cross-reference to the “High Yield Securities” risk factor.
Response 46.    The registration statement has been revised accordingly.
Purchases of Shares
Comment 47.    Please clarify the disclosure regarding the minimum initial investment in the Fund by moving such disclosure from the carryover paragraph on pp. 56-57 to the following paragraph.
Response 47.    The registration statement has been revised accordingly.
STATEMENT OF ADDITIONAL INFORMATION
Management of the Fund
Comment 48.    Please revise the tables regarding Trustee beneficial ownership of Fund Shares to provide data as of December 31, 2015.

Elisabeth Bentzinger, Esq. November 1, 2016 Page 11

Response 48.    The registration statement has been revised accordingly.
Control Persons and Principal Holders of Securities
Comment 49.    Please provide all information regarding control persons and principal holders of securities as of a date no less than 30 days prior to the date of the registration statement.
Response 49.    The registration statement has been revised accordingly.
Financial Statements
Comment 50.    Please incorporate the Fund’s seed audited financials and the Fund’s unaudited financial statements for the period from January 4, 2016 (commencement of investment operations) through June 30, 2016 by reference.
Response 50.    The registration statement has been revised accordingly.
PART C
Comment 51.    The Staff notes that the Fund has filed “form of” versions of the various agreements required to be filed as exhibits. Please supplementally represent that the Fund will file executed versions of such agreements with the SEC in a post-effective amendment
Response 51.    We respectfully acknowledge the comment, however, we believe that the “form of” agreements are appropriate.
Comment 52.    Please file the Fund’s Rule 12b-1 and Rule 18f-3 plans as exhibits.
Response 52.    We have filed the Fund’s Rule 12b-1 and Rule 18f-3 plans as exhibits.
GENERAL
Comment 53.    Please include Tandy representations in your response letter.
Response 53.    We have included Tandy representations in our response letter.

Elisabeth Bentzinger, Esq. November 1, 2016 Page 12

Comment 54.    Please file an acceleration request pursuant to Rule 461 under the Securities Act of 1933 (“1933 Act”) to request the Staff to declare the Fund’s registration statement effective.
Response 54.    We confirm that we will file an acceleration request pursuant to Rule 461 under the 1933 Act to request effectiveness for the registration statement.
* * *
In addition, we are authorized by our client to acknowledge the following on the Fund’s behalf:
•the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;
•the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and
•the Fund may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3525. Thank you.

Sincerely,

/s/ Richard Horowitz
Richard Horowitz

cc:     Matthew Kerfoot – Dechert LLP